FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
Check this box if no longer subject to Section 16 Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1.Name and Address of Reporting Person* Mohan, Cedarampatu					2. Issuer Name and Tickler or Trading Symbol Infonautics, Inc. - INFO					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ____Director ____10% Owner __X_Officer (give title below) ____Other (specify below) Vice President and CTO
(Last) (First) (Middle) 581 Hearthstone Drive					3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month/Year April, 2001
(Street) Yardley PA 19067-4430							5. If Amendment, Date of Original (Month/Year)			7. Individual or Joint/Group Filing (Check applicable line) _X__Form filed by one Reporting Person ____Form filed by More than One Reporting Person
(City) (State) (Zip)					Table I - Non-Derivative Securities Acquired, Disposed of , or Beneficially Owned
1. Title of Security (Instr. 3.)					2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect beneficial Ownership (Instr. 4)
						Code	V	Amount	(A) or (D)	Price
Class A Common Stock(1)					April 2, 2001	A	X	61,625	A		61,955	D

Explanation of Responses:

(1)Pursuant to approval of the Board of Directors of the issuer, the reporting person was granted 61,625 restricted shares of the issuer's common stock in exchange for options to purchase 113,500 shares of the issuer's common stock

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Dare Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Stock Options (right to buy) (1)	1.375	April 2, 2001	D	X		10,000	12/15/99	11/4/2008	Class A Common Stock	10,000
Employee Stock Options (right to buy)(2)	1.750	April 2, 2001	D	X		2,000	12/15/99	4/1/2007	Class A Common Stock	2,000
Employee Stock Options (right to buy)(3)	2.625	April 2, 2001	D	X		4,000	12/15/99	7/29/2007	Class A Common Stock	4,000
Employee Stock Options (right to buy)(4)	4.938	April 2, 2001	D	X		10,000	12/15/99	3/31/2008	Class A Common Stock	10,000
Employee Stock Options (right to buy)5)	6.090	April 2, 2001	D	X		80,000	7/7/00	7/7/2009	Class A Common Stock	80,000
Employee Stock Options (right to buy)(6)	1.875	April 2, 2001	D	X		3,500	12/15/99	5/29/2007	Class A Common Stock	3,500
Employee Stock Options (right to buy)(7)	3.750	April 2, 2001	D	X		3,000	9/25/99	9/25/2005	Class A Common Stock	3,000
Employee Stock Options (right to buy)(8)	3.875	April 2, 2001	D	X		1,000	12/15/99	12/16/2006	Class A Common Stock	1,000		0

Explanation of Responses:

(1)Pursuant to approval of the Board of Directors of the issuer, the reporting person was granted 7,500 restricted shares of the issuer's common stock in exchange for options to purchase 10,000 shares of the issuer's common stock

(2)Pursuant to approval of the Board of Directors of the issuer, the reporting person was granted 1,500 restricted shares of the issuer's common stock in exchange for options to purchase 2,000 shares of the issuer's common stock

(3)Pursuant to approval of the Board of Directors of the issuer, the reporting person was granted 3,000 restricted shares of the issuer's common stock in exchange for options to purchase 4,000 shares of the issuer's common stock

(4)Pursuant to approval of the Board of Directors of the issuer, the reporting person was granted 5,000 restricted shares of the issuer's common stock in exchange for options to purchase 10,000 shares of the issuer's common stock

(5)Pursuant to approval of the Board of Directors of the issuer, the reporting person was granted 40,000 restricted shares of the issuer's common stock in exchange for options to purchase 80,000 shares of the issuer's common stock

(6)Pursuant to approval of the Board of Directors of the issuer, the reporting person was granted 2,625 restricted shares of the issuer's common stock in exchange for options to purchase 3,500 shares of the issuer's common stock

(7)Pursuant to approval of the Board of Directors of the issuer, the reporting person was granted 1,500 restricted shares of the issuer's common stock in exchange for options to purchase 3,000 shares of the issuer's common stock

(8)Pursuant to approval of the Board of Directors of the issuer, the reporting person was granted 500 restricted shares of the issuer's common stock in exchange for options to purchase 1,000 shares of the issuer's common stock

/s/ Cedarampatu Mohan __________________________________________	May 10, 2001 ___________________________________
**Signature of Reporting Person	Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one Reporting Person, see Instruction 4 (b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, on which must be manually signed. If space is insufficient, see Instruction 6 for procedure